Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 24, 2024	Financial Contact: David Lowe, 612-623-6456 Media Contact: Meredith Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports First Quarter Results
MINNEAPOLIS (April 24, 2024) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 29, 2024.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 29, 2024	Mar 31, 2023	% Change
Net Sales	$492.2	$529.6	(7)%
Operating Earnings	133.0	156.7	(15)%
Net Earnings	122.2	129.2	(5)%
Diluted Net Earnings per Common Share	$0.71	$0.75	(5)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$112.6	$126.6	(11)%
Diluted Net Earnings per Common Share, adjusted	$0.65	$0.74	(12)%
(1) Excludes the impact of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales decreased 7 percent, with decreases in all segments. Regionally, sales decreased in the Americas and Asia Pacific and were up modestly in EMEA.
•Operating earnings decreased 15 percent, as an improved gross profit margin rate was unable to offset lower sales volume and higher operating expenses.
•Net earnings decreased 5 percent as increased interest income and lower interest expense softened the decrease in operating earnings. On an adjusted basis, net earnings decreased 11 percent.
"Sales were down in all segments and regions for the first quarter, with the exception of EMEA Contractor," said Mark Sheahan, Graco's President and CEO. "The quarter was weaker than expected, which creates a challenging start to the year. Gross margins improved slightly, however lower sales volume negatively impacted operating earnings in the quarter."

Consolidated Results
Net sales for the first quarter decreased 7 percent from the comparable period last year. Sales decreased 8 percent in the Americas, increased 2 percent in EMEA (sales were flat at consistent translation rates) and decreased 16 percent in Asia Pacific (14 percent at consistent translation rates).

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Gross profit margin rate for the quarter improved slightly from the comparable period last year. The favorable effect of realized price increases more than offset unfavorable product and channel mix.

Total operating expenses for the quarter increased $5 million (4 percent) compared to last year, including approximately $3 million (2 percentage points) of increased unallocated corporate operating expense (mostly from incremental share-based compensation) and $1 million (1 percentage point) of increases in product development spending.

Other income for the quarter increased $6 million from the comparable period last year, largely due to increased interest income of approximately $4 million.

The effective income tax rate was 13 percent, down approximately 5 percentage points from last year. The decrease was due primarily to an increase in excess tax benefits related to stock option exercises.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Contractor	Industrial	Process
Net Sales (in millions)	$230.0	$142.0	$120.2
Percentage change from last year
Sales	(6)%	(5)%	(10)%
Operating earnings	(10)%	(15)%	(14)%
Operating earnings as a percentage of sales
2024	29%	32%	29%
2023	30%	35%	30%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(10)%	0%	0%	(10)%
EMEA	9%	0%	1%	10%
Asia Pacific	(4)%	0%	(4)%	(8)%
Consolidated	(6)%	0%	0%	(6)%
Continued weakness in North American construction markets led to a 6 percent decrease in sales for the quarter. Unfavorable product and channel mix and increased spending related to product development resulted in a 1 percentage point decrease in the operating margin rate for the quarter. Improved price realization and lower product costs were unable to offset the decline in the operating margin rate.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(3)%	0%	0%	(3)%
EMEA	(4)%	0%	2%	(2)%
Asia Pacific	(12)%	0%	(3)%	(15)%
Consolidated	(5)%	0%	0%	(5)%
Industrial segment sales decreased in all regions for the quarter, including a double-digit decrease in Asia Pacific, where economic activity weakened compared to last year. The decline was partially offset by an increase in powder finishing system sales in the Americas. The first quarter operating margin rate for this segment deceased 3 percentage points, mainly due to the unfavorable effects of product and channel mix and expense leverage.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(6)%	0%	0%	(6)%
EMEA	(8)%	0%	2%	(6)%
Asia Pacific	(22)%	0%	(1)%	(23)%
Consolidated	(10)%	0%	0%	(10)%
Process segment sales decreased in all regions for the quarter primarily due to weakness in the semiconductor product application. The operating margin rate for this segment decreased approximately 1 percentage point as price realization was more than offset by unfavorable expense leverage on lower sales volume.

Outlook
"Despite the slow start to the year, incoming order rates gained momentum as the quarter progressed. Improved order rates together with exciting new products scheduled to launch in the second quarter support our outlook for the year," said Sheahan. "We are reaffirming our full-year revenue guidance of low single-digit growth on an organic, constant currency basis."

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Financial Results Adjusted for Comparability
Excluding the impacts of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 29, 2024	Mar 31, 2023
Earnings before income taxes	$140.3	$157.4

Income taxes, as reported	$18.1	$28.2
Excess tax benefit from option exercises	9.6	2.6
Income taxes, adjusted	$27.7	$30.8

Effective income tax rate
As reported	12.9%	17.9%
Adjusted	19.8%	19.5%

Net Earnings, as reported	$122.2	$129.2
Excess tax benefit from option exercises	(9.6)	(2.6)
Net Earnings, adjusted	$112.6	$126.6

Weighted Average Diluted Shares	172.4	171.7
Diluted Earnings per Share
As reported	$0.71	$0.75
Adjusted	$0.65	$0.74

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2023 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; Russia’s invasion of Ukraine and other political instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2023 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2023 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 25, 2024, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 29, 2024	Mar 31, 2023
Net Sales	$492,189	$529,646
Cost of products sold	225,992	244,506
Gross Profit	266,197	285,140
Product development	21,872	20,479
Selling, marketing and distribution	66,631	65,383
General and administrative	44,698	42,610
Operating Earnings	132,996	156,668
Interest expense	744	1,347
Other (income) expense, net	(8,078)	(2,029)
Earnings Before Income Taxes	140,330	157,350
Income taxes	18,131	28,184
Net Earnings	$122,199	$129,166
Net Earnings per Common Share
Basic	$0.73	$0.77
Diluted	$0.71	$0.75
Weighted Average Number of Shares
Basic	168,490	168,018
Diluted	172,446	171,676

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 29, 2024	Mar 31, 2023
Net Sales
Contractor	$230,042	$245,971
Industrial	141,991	150,190
Process	120,156	133,485
Total	$492,189	$529,646
Operating Earnings
Contractor	$66,141	$73,772
Industrial	44,801	52,770
Process	35,040	40,565
Unallocated corporate (expense)	(12,986)	(10,439)
Total	$132,996	$156,668